Exhibit 99.5

ASML Intends to Mitigate Potential Dilution from Convertible Bonds due October 2006

VELDHOVEN, the Netherlands, September 25, 2006 – ASML Holding NV (ASML) today announced its conditional agreement to enter into financial transactions to reduce partly the dilutive impact of shares that may be issued upon conversion under the 5.75 percent subordinated convertible bonds due October 15, 2006.

The transactions will be consistent with prior disclosures and authorization by the Annual General Meeting of Shareholders held on March 23, 2006 to repurchase up to 10 percent of the issued share capital of ASML, and the company’s subsequent share buyback program completed on July 13, 2006, through which ASML acquired 5.25 percent of its outstanding shares.

“Along with these intended transactions, we reiterate ASML’s commitment to return excess cash to the shareholders and reduce the number of shares outstanding,” said Peter Wennink, executive vice president and Chief Financial Officer, ASML.

The proposed transactions will become effective subject to prevailing market conditions and liquidity.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

Media Relations Contacts

Tom McGuire – Corporate Communications – +31 40 268 5758 – Veldhoven, the Netherlands

Angelique Paulussen – Corporate Communications – +31 40 268 6572 – Veldhoven

Investor Relations Contacts

Craig DeYoung – Investor Relations – +1 480 383 4005 – Tempe, Arizona

Franki D’Hoore – Investor Relations – +31 40 268 6494 – Veldhoven, the Netherlands

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